UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

RE/MAX HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

75524W108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75524W108

1.	Name of Reporting Persons. RIHI, Inc.

2.	Check the Appropriate Box if a Member of a Group
	a)	☐
	b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,559,600 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,559,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,559,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 41.32%

12.	Type of Reporting Person CO

CUSIP No. 75524W108

1.	Name of Reporting Persons. David L. Liniger

2.	Check the Appropriate Box if a Member of a Group
	a)	☐
	b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,913,311 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,913,311

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,913,311

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 42.48%

12.	Type of Reporting Person IN

CUSIP No. 75524W108

1.	Name of Reporting Persons. Gail A. Liniger

2.	Check the Appropriate Box if a Member of a Group
	a)	☐
	b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,913,311 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,913,311

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,913,311

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 42.48%

12.	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer: RE/MAX Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 5075 South Syracuse Street Denver, Colorado 80237

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

RIHI, Inc.

David L. Liniger

Gail A. Liniger

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is 5075 South Syracuse Street Denver, Colorado 80237.
(c)

Citizenship of each Reporting Person is:
Each of the Reporting Persons is a natural person and citizen of the United States, other than RIHI, Inc., which is a corporation organized in the state of Delaware.

(d)

Title of Class of Securities:
Class A common stock (“Common Stock”) and Common Units of RMCO, LLC (“Common Units”).  Pursuant to the terms of the Fourth Amended and Restated RMCO, LLC Agreement, the Common Units are redeemable, at the election of the holder, for, at the Issuer’s option, newly issued shares of Common Stock on a one-for-one basis or a cash payment equal to the market price of one share of Common Stock (subject to customary adjustments, including conversion rate adjustments, underwriting discounts, commissions and adjustments for stock splits, stock dividends and reclassifications).

	(e)	CUSIP Number: 75524W108

Item 3.
Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

RIHI, Inc. owns 12,559,600 Common Units. David L. Liniger and Gail A. Liniger share dispositive, voting and investment control over such common units of RMCO, LLC. In addition, David L. Liniger owns 353,711 shares of Common Stock of RE/MAX Holdings, Inc.

(b)

Percent of class:

See item 11 of each cover page. This percentage is determined by dividing the total number of shares of Common Stock (if applicable) and Common Units convertible into Common Stock beneficially held by the reporting persons, by 30,397,833. The denominator, 30,397,833 is the sum of (x) 17,838,233, the number of shares of Common Stock of the Issuer issued and outstanding as of December 31, 2019, and (y) 12,559,600, the number of Common Units that may be converted into shares of Common Stock by the reporting persons.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote -
(ii) Shared power to vote or to direct the vote See item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of -
(iv) Shared power to dispose or to direct the disposition of See item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020	RIHI, INC.

	By:	/s/ David L. Liniger
	Name:	David L. Liniger
	Title:	Chairman

DAVID L. LINIGER

/s/ David L. Liniger

GAIL A. LINIGER

/s/ Gail A. Liniger